As filed with the Securities and Exchange Commission on November 10, 2008.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ X ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Series B shares of Sociedad Quimica y Minera de Child S.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$196.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement incorporated by reference as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The collection and distribution of dividends	Articles number 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Articles number 13 and 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 13, 18 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of September 20, 1993 among Sociedad Quimica y Minera de Child S.A., The Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. – Incorporated by reference to Exhibit A to Registration Statement on Form F-6, as amended, File No. 33-67156.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 10, 2008.

Legal entity created by the agreement for the issuance of depositary shares representing  Class B shares of Sociedad Quimica y Minera de Chile S.A.

By:

The Bank of New York Mellon,

As Depositary

By:

Nuno  Da Silva

Name:  Nuno Da Silva

Title:  Vice President

Pursuant to the requirements of the Securities Act of 1933, Sociedad Quimica y Minera de Chile S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Santiago, Chile, on November 7, 2008.

Sociedad Quimica y Minera de Chile S.A.

By:  /s/ Name: Ricardo Ramos R.
Name: Ricardo Ramos R.

Title: Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Ricardo Ramos R .and  Matías Astaburuaga S., and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on November 7, 2008.

/s/ Patricio Contesse G.

Chief Executive Officer (principal executive officer)

Patricio Contesse G.

/s/ Ricardo Ramos R.

Chief Financial Officer (principal financial and

Ricardo Ramos R.

accounting officer)

/s/ Julio Ponce L.

Director

Julio Ponce L.

___________________________________

Director

Wayne R. Brownlee

/s/ Hernán Büchi B.

Director

Hernán Büchi B.

___________________________________

Director

José María Eyzaguirre B.

/s/ Daniel Yarur E.

Director

Daniel Yarur E.

/s/ Wolf von Appen

Director

Wolf von Appen

/s/ Eduardo Novoa C.

Director

Eduardo Novoa C.

___________________________________

Director

Kendrick T. Wallace

SQM NORTH AMERICA CORPORATION

By: /s/ Daniel Pizarro

 Authorized Representative in the United States

  Name: Daniel Pizarro

  Title:  President

INDEX TO EXHIBITS

Exhibit Number	Exhibit

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.